SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES 2 NEW BASES (FEZ & MARRAKECH, NO 56 & 57)

GROWS TO 60 ROUTES, 2.5M PAX & 2,500 JOBS IN MOROCCO

Ryanair, Europe's only ultra-low cost airline, today (16 Jan) announced it would open 2 new bases in Morocco in 2013, at Fez (No 56) and Marrakech (No 57) with a total of three based-aircraft, as Ryanair invests over $210 million in Morocco. Ryanair also announced two new Moroccan airports, at Essaouira and Rabat as it grows its operations in Morocco in 2013 to 60 routes and 8 airports, which will deliver up to 2.5m passenger p.a. and support 2,500* "on-site" jobs in Morocco.

Ryanair will grow in Morocco in 2013 as follows:

Fez (new base):
. 1 based aircraft
. 15 routes
. 4 new routes: Lille, Nantes, Nimes & St Etienne
. 600,000 pax p.a
. 600* "on site" jobs

Marrakech (new base):
. 2 based aircraft
. 22 routes
. 7 new routes: Baden, Bergerac, Cuneo (Italy), Dole (France), Munich, Paris (Vatry) & Tours
. 1m pax p.a
. 1,000* "on site" jobs

Essaouira (new airport):
. 2 routes: Brussels & Marseille

Rabat (new airport):
. 3 routes: Brussels, Paris & Marseille

Ryanair celebrated its 2 new Moroccan bases and 8 airports by launching a 100,000 seat sale with fares starting from €15 for travel across its European network in February and March, which are available for booking until midnight (24:00hrs) Monday (21 Jan). Ryanair's new Moroccan routes will begin in April and will go on sale on www.ryanair.com tomorrow.

Ryanair's Stephen McNamara said:

"Ryanair is delighted to announce our first 2 bases in Morocco at Fez (No 56) and Marrakech (No 57) and to launch 2 new Morocco airports at Essaouira and Rabat, with flights starting in April. To celebrate our new Moroccan bases and airports, we are launching a 100,000 seat sale with fares starting from €15 for travel across Europe in February and March. Seats at these crazy low prices will be snapped up quickly, so we urge passengers to book them immediately on www.ryanair.com."

Dr. Lahcen Haddad, Minister of Tourism of the Kingdom of Morocco said:

"The Moroccan tourism sector is very proud of the confidence Ryanair is showing in the capacity of the Moroccan destination to grow and develop to become a leading market in the Mediterranean region.  This long-term commitment, as shown in the implementation of two bases in Fez and Marrakesh, and the opening of two new destinations (Essaouira and Rabat), is the first stage of a comprehensive strategy aiming, for Ryanair, to build a profitable business based on the huge growth potential of Moroccan tourism, as planned within the framework of Vision 2020. The Moroccan Ministry of tourism is convinced that an efficient growth strategy can only succeed if it takes into consideration the emergence of new tourism products, the need for an adequate air service as well as for an efficient marketing activity. Through MNTO, we will strengthen our marketing efforts in the main source markets at which Ryanair will increase its air services to Morocco."

* ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:                                   Stephen McNamara                Joe Carmody
                                              Ryanair Ltd                              Edelman Ireland
                                              Tel: +353-1-8121212            Tel: +353-1-6789 333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 January, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary